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                                                                     Exhibit (o)

                      THE EMPIRE BUILDER TAX FREE BOND FUND

      PLAN PURSUANT TO RULE 18F-3 UNDER THE INVESTMENT COMPANY ACT OF 1940

       This document constitutes the plan adopted by the Trustees of The Empire Builder Tax Free Bond Fund (the "Fund") in connection with the establishment and operation of two classes of shares of the Fund (the Premier Class and the Builder Class).

       Builder Class shares are intended for purchase primarily by shareholders who intend to maintain relatively small account balances or desire certain account features, services and conveniences customarily associated with retail mutual fund investments. Premier Class shares are intended for purchase primarily by shareholders who intend to maintain relatively large account balances and do not desire the full range of account features, services and conveniences associated with the Builder Class.

       Expense Allocation. Each class of shares shall bear the transfer agency fees and expenses associated with that class of shares. All expenses of the Fund other than transfer agency fees and expenses shall be borne by the Fund as a whole, rather than be allocated specially to the separate classes.

       Shareholder Level Fees (Premier Class). Premier Class shareholders may be assessed (as shareholder rather than Fund or class expenses) such fees with respect to elective account features and services as are set forth in the Fund's prospectus and statement of additional information as in effect from time to time (the "Prospectus").

       Conversion. Each Premier Class shareholder account shall be subject to such minimum account size as is set forth in the Prospectus. If the balance in a Premier Class shareholder account falls below the required minimum, the shareholder's account will convert from Premier Class to Builder Class (subject to such notice provisions, cure or grace periods and other terms and conditions as may be provided in the Prospectus).

       Exchanges. Except as may otherwise be provided in the Prospectus, and subject to the minimum account size requirements for the respective classes, (1) Builder Class shareholders may exchange Builder Class shares for Premier Class shares free of charge, and (2) Premier Class shareholders may exchange Premier Class shares for Builder Class shares, subject to such fee, if any, as is provided in the Prospectus.




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